Q4
20

Organigram Holdings Inc.

Consolidated Financial Statements

For the years ended
August 31, 2020 and 2019

ORGANIGRAM

November 29, 2020

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Holdings Inc. (the "Company") have been prepared by the Company's management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management's judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

/s/ Greg Engel	/s/ Derrick West
Chief Executive Officer	Chief Financial Officer
Moncton, New Brunswick	Moncton, New Brunswick

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Organigram Holdings Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Organigram Holdings Inc. and subsidiaries (the “Company”) as of August 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the two years in the period ended August 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended August 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle
As discussed in Note 3 to the financial statements, effective September 1, 2019, the Company adopted IFRS 16, Leases, using the modified retrospective approach.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Moncton, Canada
November 29, 2020

We have served as the Company's auditor since 2015.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	2

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at August 31, 2020 and 2019

(Expressed in CDN $000's except share amounts)

	AUGUST 31, 2020	AUGUST 31, 2019
ASSETS
Current assets
Cash	$24,600	$47,555
Short-term investments (Note 4)	50,128	380
Accounts receivable (Note 5)	14,747	16,541
Current portion of loan receivable (Note 6)	2,229	909
Biological assets (Note 7)	5,394	20,652
Inventories (Note 8)	66,365	93,144
Prepaid expenses and deposits (Note 12 and Note 24)	6,741	17,100
	170,204	196,281
Restricted investment (Note 11)	8,032	-
Loan receivable (Note 6)	-	-
Property, plant and equipment (Note 9)	247,420	218,470
Intangible assets (Note 10)	1,772	2,074
Deferred charges (Note 12 and Note 24)	698	592
Investments in associates (Note 14)	7,001	11,108
	$435,127	$428,525

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$17,486	$40,355
Current portion of long term debt (Note 11)	11,595	3,509
	29,081	43,864

Long-term debt (Note 11)	103,671	46,067
Other liabilities (Note 13)	2,848	1,117
Deferred tax liability (Note 23)	-	10,471
	135,600	101,519

SHAREHOLDERS' EQUITY
Share capital (Note 12)	420,673	318,125
Equity reserves (Note 12)	23,744	17,707
Accumulated other comprehensive income (loss)	50	(43)
Accumulated deficit	(144,940)	(8,783)
	299,527	327,006
	$435,127	$428,525

On Behalf of the Board:

s/Greg Engel, Director

s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	3

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended August 31, 2020 and 2019

(Expressed in CDN $000's except share amounts)

	AUGUST 31, 2020	AUGUST 31, 2019
REVENUES
Gross revenue (Note 18)	$103,387	$97,547
Excise taxes	(16,592)	(17,134)
Net revenue	86,795	80,413

Cost of sales (Note 19)	105,004	42,521
Gross margin before fair value adjustments	(18,209)	37,892
Fair value changes to biological assets and changes in inventory sold (Note 7)	(38,281)	10,577
Gross margin	(56,490)	48,469

OPERATING EXPENSES
General and administrative (Note 22)	27,996	18,593
Sales and marketing	16,528	14,625
Share-based compensation (Note 12)	4,725	9,151
Impairment of property, plant and equipment (Note 9)	39,771	613
Total operating expenses	89,020	42,982

(LOSS) INCOME FROM OPERATIONS	(145,510)	5,487
Financing costs	6,008	9,668
Investment income	(308)	(662)
Government subsidies (Note 25)	(7,883)	-
Share of loss from investments in associates (Note 14)	1,187	1,261
Impairment of investments in associates (Note 14)	3,000	950
Unrealized (gain) on changes in fair value of contingent consideration (Note 13(i))	(886)	145
Loss from continuing operations before tax	(146,628)	(5,875)

Income tax (recovery) expense (Note 23)
Deferred, net	(10,471)	3,629

Net loss from continuing operations	$(136,157)	$(9,504)

Loss from discontinued operations (Note 26)	-	(38)

NET LOSS	$(136,157)	$(9,542)

Other comprehensive gain (loss)
Foreign currency translation gain (loss), net of tax	94	(43)

COMPREHENSIVE LOSS	$(136,063)	$(9,585)

Net loss from continuing operations per common share, basic (Note 12 (vi))	$(0.789)	$(0.067)

Net loss from continuing operations per common share, diluted (Note 12 (vi))	$(0.789)	$(0.067)

Net loss from discontinued operations per common share, basic (Note 12 (vi))	$-	$-

Net loss from discontinued operations per common share, diluted (Note 12 (vi))	$-	$-

Net loss per common share, basic (Note 12 (vi))	$(0.789)	$(0.068)

Net loss per common share, diluted (Note 12 (vi))	$(0.789)	$(0.068)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	4

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended August 31, 2020 and 2019

(Expressed in CDN $000's except share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	SHAREHOLDERS' EQUITY
Balance - September 1, 2018	125,207,938	$157,790	$26,045	$-	$759	$184,594
Share-based compensation (Note 12 (v))	41,000	180	14,608	-	-	14,788
Exercise of stock options (Note 12 (iii))	2,167,864	6,588	(2,418)	-	-	4,170
Exercise of warrants (Note 12 (iv))	7,751,700	39,257	(8,281)	-	-	30,976
Exercise of restricted share units (Note 12 (v))	182,473	837	(837)	-	-	-
Conversion of debentures (Note 12 (iii))	20,845,372	112,166	(11,247)	-	-	100,919
Tax impact of equity issue costs	-	1,307	(163)	-	-	1,144
Foreign currency translation gain, net of tax	-	-	-	(43)	-	(43)
Net income	-	-	-	-	(9,542)	(9,542)
Balance - August 31, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006

Balance - September 1, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006
At-the-market equity financing, net of issue costs of $3,754 (Note 12 (iii))	37,281,412	99,997	-	-	-	99,997
Share-based compensation (Note 12 (v))	-	-	7,519	-	-	7,519
Exercise of stock options (Note 12 (iii))	879,240	1,786	(717)	-	-	1,069
Exercise of restricted share units (Note 12 (v))	154,062	765	(765)	-	-	-
Foreign currency translation loss, net of tax	-	-	-	93	-	93
Net loss	-	-	-	-	(136,157)	(136,157)
Balance - August 31, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	5

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended August 31, 2020 and 2019

(Expressed in CDN $000's except share amounts)

	AUGUST 31, 2020	AUGUST 31, 2019
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss from continuing operations	$(136,157)	$(9,504)
Items not affecting cash:
Share-based compensation (Note 12)	7,796	14,894
Depreciation and amortization (Note 9 and Note 10)	17,958	8,902
Loss on disposal of property, plant and equipment (Note 9)	778	133
Impairment losses (Note 9, Note 10 and Note 14)	42,771	1,563
Fair value adjustment to biological assets	(2,853)	(8,060)
Financing costs	6,008	9,668
Investment income	(308)	(662)
Share of loss from investments in associates (Note 14)	1,201	1,261
Unrealized gain on changes in fair value of contingent consideration (Note 13(i))	(886)	145
Deferred tax expense	(10,471)	3,635

Changes in non-cash working capital:
Net change in accounts receivable	1,794	(13,134)
Net change in biological assets	18,111	7,266
Net change in inventories	27,530	(48,175)
Net change in accounts payable and accrued liabilities	(27,995)	10,562
Net change in prepaid expenses and deferred charges	9,598	(13,540)
Net cash used in continuing operations	(45,125)	(35,046)
Net cash used in discontinued operations (Note 26)	-	(35)
Net cash used in operating activities	(45,125)	(35,081)

FINANCING ACTIVITIES
Proceeds from equity financing, net of issue costs of $3,754 (Note 12 (iii))	99,997	-
Payment of lease liabilities (Note 13(ii))	(897)	-
Payment of long-term debt (Note 11)	(55)	(12,674)
Proceeds from long-term debt, net of fees of $705 (2019 - $1,250) (Note 11)	64,295	58,851
Stock options, warrants and units exercised (Note 12)	1,069	35,146
Interest paid	(4,043)	(6,995)
Net cash provided by financing activities	160,366	74,328

INVESTING ACTIVITES
Purchase of short-term investments (Note 4)	(50,000)	-
Proceeds from short-term investments	135	75,000
Investment income	393	1,637
Investments in associates (Note 14)	-	(12,758)
Investment in GIC - restricted investment (Note 11)	(8,000)	-
Distributions received from investments in associates	-	374
Loan advance (Note 6)	(2,071)	(909)
Proceeds on sale of property, plant and equipment (Note 9)	-	168
Purchase of property, plant and equipment (Note 9)	(77,223)	(108,764)
Purchase of intangible assets (Note 10)	(1,430)	(1,530)
Net cash used in investing activities	(138,196)	(46,782)

Effects of foreign exchange on cash	-	26
DECREASE IN CASH	$(22,955)	$(7,509)
CASH POSITION
Beginning of period	$47,555	$55,064
End of period	$24,600	$47,555

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	6

ORGANIGRAM HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2020 and 2019

(Expressed in CDN $000's except share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (the "Company") is a publicly traded corporation with its common shares trading on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("NASDAQ") under the symbol "OGI". The head and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company's major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer ("LP" or "Licensed Producer") of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada), and (ii) 10870277 Canada Inc., a special purpose holding company for the Company.  Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc, was incorporated under the Canada Business Corporations Act ("CBCA") on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018.

2. BASIS OF PREPARATION

i) Statement of compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 29, 2020.

ii) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, and contingent share consideration, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities that the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv) COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19"), a global pandemic.  Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, disrupted the Company's operations during the year ended August 31, 2020.

The production and sale of cannabis have been recognized as essential services across Canada, however COVID-19-related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues.  For the year ended August 31, 2020, the Company recorded impairments against its assets (inventories and property, plant and equipment) due in part to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future.  In addition, it is possible that estimates in the Company's financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of the COVID-19 on all aspects of its business.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	7

vi) Foreign currency translation

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency, except for the Company's investment in its associate, alpha-cannabis Pharma GmbH ("ACG"), for which the functional currency has been determined to be Euros.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate in effect on the date of the applicable transaction. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statements of (loss) income and comprehensive (loss) income.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at the exchange rate in effect on the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive income (loss) in the accumulated other comprehensive loss account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3. SIGNIFICANT ACCOUNTING POLICIES

i) Cash

Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions.

ii) Short-term investments

The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost. The Company also has equity securities that are carried at fair value through profit or loss.

iii) Biological assets

While the Company's biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of (loss) income and comprehensive (loss) income. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position.

iv) Inventories

Inventories for finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of (loss) income and comprehensive (loss) income at the time the cannabis is sold. Inventory is measured at lower of cost or net realizable value on the statement of financial position.

v) Property, plant and equipment

Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company's management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	8

Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied:

Building	25 years
Growing equipment	10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years
Leasehold improvements	5 years

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within other income or other expenses.

Assets in process are transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point.

An asset's residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly.

vi) Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Refer to Note 3(viii) for a description of impairment testing procedures.

vii) Assets held for sale

Assets and liabilities held for sale are no longer depreciated and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

viii) Impairment of long-lived and intangible assets

Long-lived assets, including property, plant and equipment are reviewed each reporting period for indicators of impairment. Goodwill is assessed for indicators of impairment at each reporting date and is tested annually or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

ix) Share-based payments

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense in profit or loss over the vesting period based on the Company's estimate of equity instruments that will eventually vest.  Fair value for options is determined using the Black-Scholes pricing model and fair value for Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") is determined using the Company's share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.  The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflect the revised estimate.

For stock options granted to non-employees, the expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the equity instrument granted.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	9

Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based expense is transferred from equity reserves to share capital.

x) Investments in associates

Associates are companies over which the Company has significant influence and are accounted for under the equity method. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company's share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate's most recent available financial statements are used in the application of the equity method. Where the associate's reporting period differs from the Company's, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate's most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

xi) Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement.

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other development expenditures are recognized as general and administrative expenses on the consolidated statement of income (loss) and comprehensive income (loss) as incurred.

xii) Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted-average number of shares outstanding during the period.  Diluted earnings (loss) per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the period. The dilutive effect of warrants, options, RSUs and PSUs is calculated using the treasury stock method. The if-converted method, which assumes that all convertible debt has been converted if the debt is in-the-money, is used to calculate the dilutive effect of convertible debt.  Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xiii) Revenue recognition

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company's premises and may or may not be directly related to the value of revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	10

xiv) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense (recovery) in the statements of income (loss) and comprehensive income (loss) is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the period, using tax rates enacted, or substantively enacted, as at the end of the reporting period.  Current tax expense (recovery) included in the statements of income (loss) and comprehensive income (loss) reflects the current tax for the reporting period, plus adjustments to the current tax of prior periods, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income.  Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized.  Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting period, but are only recognized for the proportion on which it is probable that sufficient taxable profits will be available for such assets to be recovered.

Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill.

xv) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the periods presented.

xvi) Discontinued operations

A disposal group is presented as a discontinued operation if all of the following conditions are met: i) it is a component of the Company for which operations and cash flows can be clearly distinguished operationally and financially from the rest of the Company, ii) it represents a separate major line of business or operations that either has been disposed of or is classified as held for sale; and iii) it is part of a single coordinated plan to dispose of a separate major line of business of operations.

Assets in a disposal group classified as held for sale are presented separately in the consolidated statements of financial position. Discontinued operations are presented separately from continuing operations in the consolidated statements of income (loss) and comprehensive income (loss) and consolidated statements of cash flows.

xvii) Government subsidies

Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the statement of income (loss) and comprehensive income (loss) on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of subsidies related to assets requires setting it up as deferred income or deducting it from the carrying amount of the asset.

xviii) Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	11

1) Biological assets and inventories

Determination of the fair value of biological assets requires management  to make a number of estimates, including estimating harvesting costs, selling costs, sales prices, wastage, oil conversion factor, expected yields, and post-harvest costs of the cannabis plant.  The Company records  obsolete and unsaleable inventories at the lower of cost and net realizable value.  Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, and forecast demand and pricing for obsolete and unsaleable inventories. Refer to Notes 7 and 8 for further information.

(2) Estimated useful lives and impairment of property, plant and equipment
Amortization of property, plant and equipment requires estimates of useful lives, which are determined through the exercise of judgment.  The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets.

(3) Share-based payments

In determining the fair value of options and related expenses, management estimates the expected life of the option, the volatility of the Company's share price, the risk-free interest rate, and the rate of forfeitures.  Refer to Note 12 for further information.

(4) Warrants

In determining the value of warrants, management estimates the expected life of the warrant, the volatility of the Company's share price, and the risk-free interest rate.

(5) Adult-use recreational cannabis revenue - provision for returns and price adjustments

Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction.  The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

(6) Investments in associates

Management has applied significant judgment in the determination of whether the Company exerts significant influence with respect to its investments, which then allows the Company to account for its investments under the equity accounting method.  Further, management has applied significant judgment and made use of management estimates and assumptions in determining and quantifying any impairment losses that may need to be recorded against its investments in associates.

(7) Impairment of long-lived and intangible assets

In determining the recoverable amount of the Company's Moncton campus (the "Moncton Campus") CGU, management has applied significant judgment in the aggregation of the CGU and has made various estimates with respect to the forecast cash flows, terminal growth rate, post-tax discount rate, and income taxes utilized in the discounted cash flow model to estimate fair value less costs of disposal.

NEW STANDARDS AND INTERPRETATIONS ADOPTED

New or amended standards effective September 1, 2019

The Company has adopted the following new or amended IFRS standard for the annual period beginning on September 1, 2019:

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard was effective for annual periods beginning on or after January 1, 2019 and has been adopted by the Company effective September 1, 2019 using the modified retrospective approach where comparative figures were not restated.

As a result of adopting IFRS 16, the Company recognized right-of use ("ROU") assets of $4,464 recorded under property, plant and equipment (Note 9), lease liabilities of $4,439 recorded under other liabilities (Note 13), and a reduction to prepaid expenses of $25 as a result of the leasing arrangements in place at September 1, 2019 and entered during the year ended August 31, 2020 by the Company.

The ROU asset was measured as the amount of the lease liability, using the Company's incremental borrowing rate on September 1, 2019 that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average interest rate as of September 1, 2019 to measure the lease liabilities was 5.70%.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	12

The Company elected to use the following practical expedients on adoption of IFRS 16 on all of its leases:

(a) In accordance with IFRS 16.C3, an election is being taken to not reassess whether a contract is or contains a lease at the date of initial application, and instead to only apply IFRS 16 to contracts that were in the scope of IAS 17;

(b) In accordance with IFRS 16.C8(b)(ii), an election is being taken to measure the ROU asset on September 1, 2019 as an amount equal to the lease liability, adjusted for prepaid or accrued lease payments;

(c) In accordance with IFRS 16.C10(a), an election is being taken to apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(d) In accordance with IFRS 16.C10(b), an election is being taken to rely on the IAS 37 assessment of whether leases are onerous instead of performing an impairment review;

(e) In accordance with IFRS 16.C10(c), an election is being taken to exclude leases for which the term ends within 12 months from September 1, 2019;

(f) In accordance with IFRS 16.C10(d), an election is being taken to exclude initial direct costs from the measurement of the ROU asset on September 1, 2019;

(g) In accordance with IFRS 16.15, an election is being taken, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component where the non-lease components are not significant compared to the lease components;

(h) In accordance with IFRS 16.5(a), an election is being taken to not recognize a ROU asset and lease liability for leases for which the lease has a term less than 12 months; and

(i) In accordance with IFRS 16.5(b), an election is being taken to not recognize a ROU asset and lease liability for leases for which the underlying asset is of low value, which is defined to mean less than $5,000 USD when new.

The following is a reconciliation between the Company's operating lease commitments disclosed applying IAS 17 as at August 31, 2019 and the lease liabilities as at September 1, 2019 after adopting IFRS 16:

Operating lease obligations as at August 31, 2019	$3,049
Minimum future payments not related to lease payments	(411)
Lease payments for renewal options reasonably expected to be exercised but not contractually obligated	655
Relief option for short-term leases	(538)
Relief option for leases of low-value	(76)
Gross lease liabilities at September 1, 2019	2,679
Discounting	(459)
Present value of lease liabilities at September 1, 2019	2,220

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued "Definition of a Business (Amendments to IFRS 3)". The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements resulting from any future transactions.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	13

4. SHORT TERM INVESTMENTS

The Company's short-term investments included the following on August 31, 2020 and August 31, 2019:

DESCRIPTION	INTEREST %	AUGUST 31, 2020	AUGUST 31, 2019
GIC - maturing September 16, 2020	0.95%	$10,000	$-
GIC - maturing September 24, 2020	0.95%	10,000	-
GIC - maturing December 15, 2020	1.16%	10,000	-
GIC - maturing December 23, 2020	1.16%	10,000	-
GIC - maturing June 17, 2021	0.93%	10,000	-
Equity securities in VIVO Cannabis Inc.		128	380
		$50,128	$380

On October 16, 2018, the Company sold its wholly-owned subsidiary, Trauma Healing Centers, Incorporated ("THCI"), in exchange for consideration consisting of common shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. ("VIVO") (the "VIVO Shares").  The VIVO Shares are carried at fair value through profit or loss. Subsequent to August 31, 2020, all of the VIVO Shares were sold.

5. ACCOUNTS RECEIVABLE

The Company's accounts receivable included the following balances as of August 31, 2020 and August 31, 2019:

	AUGUST 31, 2020	AUGUST 31, 2019
Trade receivables	$11,096	$11,900
Harmonized sales taxes receivable	728	4,741
Government programs	2,936	168
Less: Provision for doubtful accounts	(13)	(268)
	$14,747	$16,541

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy ("CEWS"), which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis.  At August 31, 2020, under this program, the Company applied for a wage subsidy of $2,936 for the period July 5, 2020 to August 29, 2020, which is included under government programs above.

6. LOAN RECEIVABLE

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 703454 N.B. Inc. (carrying on business as 1812 Hemp) ("1812 Hemp"). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount may be applied against future purchases of hemp under the Supply Agreement described in Note 10. The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid.  At August 31, 2020, $2,229 in principal was outstanding under the Payment Agreement.  Subsequent to August 31, 2020, the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	14

7. BIOLOGICAL ASSETS

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of August 31, 2020 are as follows:

	OTHER BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL
Carrying amount, August 31, 2018	$599	$19,259	$19,858

Add net production costs	(596)	37,534	36,938

Net change in fair value less costs to sell due to biological transformation	-	(8,060)	(8,060)

Transferred to inventory upon harvest	-	(28,084)	(28,084)

Carrying amount, August 31, 2019	$3	$20,649	$20,652

Add net production costs	13	41,039	41,052

Net change in fair value less costs to sell due to biological transformation	-	(2,853)	(2,853)

Deduct net abnormal plant destruction costs		(5,048)	(5,048)

Transferred to inventory upon harvest	-	(48,409)	(48,409)

Carrying amount, August 31, 2020	$16	$5,378	$5,394

During the year ended August 31, 2020, the Company had to cull plants with a carrying value of $5,048 (August 31, 2019 - $nil) due to lack of sufficient staffing as a result of COVID-19. These costs were expensed to cost of sales.

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 16), are used in determining the fair value of biological assets:

i. Average selling price per gram - calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. Yield by plant - represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

iii. Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested; and

iv. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packaging.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of August 31, 2020, it is expected that the Company's biological assets will yield 5,096 kg (August 31, 2019 - 16,595 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	15

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	AUG. 31, 2020	AUG. 31, 2019	SENSITIVITY	AUG. 31, 2020	AUG. 31, 2019

Average net selling price per gram	$3.36	$5.65	Increase or decrease by $1.00 per gram	$1,602	$3,657

Average yield per plant	101 grams	151 grams	Increase or decrease by 10 grams	$532	$1,367

During the three months ended May 31, 2020, management ceased the harvesting of trim from the cannabis plants and therefore the average yield per plant at August 31, 2020 primarily reflects the average yield of the flower component of the plant.

The fair value adjustment to biological assets and inventory sold consists of the following:

	AUGUST 31, 2020	AUGUST 31, 2019
Realized fair value amounts included in inventory sold	$(39,455)	$(50,477)
Increase (decrease) in fair value on growth of biological assets	73,975	75,338
Adjustment to net realizable value	(72,801)	(14,284)
Fair value adjustment to biological assets	$(38,281)	$10,577

The adjustment to net realizable value is related to the write-down of the fair value component of dry cannabis available for packaging, flower and trim available for extraction, concentrated extract, and packaged inventories due to excess or obsolete quantities as well as the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	16

8. INVENTORIES

The Company's inventories are comprised of the following balances as of August 31, 2020 and August 31, 2019:

	AUGUST 31, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,036	$1,841	$3,877
Dry cannabis
Available for packaging	13,124	7,808	20,932
Packaged inventory	3,707	1,956	5,663
Flower and trim available for extraction	849	1,062	1,911
Concentrated extract	13,252	6,130	19,382
Formulated extracts
Available for packaging	1,097	384	1,481
Packaged inventory	1,045	226	1,271
Packaging and supplies	11,848	-	11,848
	$46,958	$19,407	$66,365

	AUGUST 31, 2019
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,945	$4,256	$6,201
Dry cannabis
Available for packaging	5,261	12,718	17,979
Packaged inventory	4,205	2,549	6,754
Flower and trim available for extraction	4,433	12,193	16,626
Concentrated extract	15,393	21,573	36,966
Formulated extracts
Available for packaging	754	1,121	1,875
Packaged inventory	728	425	1,153
Packaging and supplies	5,590	-	5,590
	$38,309	$54,835	$93,144

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended August 31, 2020 was $42,872 (August 31, 2019 - $35,224). The amount of inventory write-down, provision, and plant waste included in cost of sales for the year ended August 31, 2020 was $45,270 (August 31, 2019 - $4,733), which relates to the production or purchase costs of these inventories and biological assets (refer to Note 7 for the write-down and provisions against the fair value component of these inventories).

Inventory write-down and provision relating to excess and unsaleable inventories for the year ended August 31, 2020 was $32,831 (August 31, 2019 - $744), of which $20,251 (August 31, 2019 - $nil) related to concentrated extract and flower and trim available for extraction.  Inventory write-down related to adjustments to net realizable value during the year ended August 31, 2020 was $2,753 (August 31, 2019 - $nil).  Inventory write-offs for the year ended August 31, 2020 related to abnormal plant waste due to lack of sufficient staffing as a result of COVID-19 was $5,048 (August 31, 2019 - $nil).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	17

9. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER (NOTE A)	RIGHT-OF-USE LEASE ASSETS (NOTE B)	TOTAL

Cost

Balance, August 31, 2018	$2,205	$47,101	$11,993	$40,493	$2,922	$-	$104,714

Additions	6	15,753	105,512	5,554	3,366	-	130,191

Construction completed	-	8,042	(51,990)	42,698	1,250	-	-

Disposals	-	(122)	-	(201)	-	-	(323)

Impairment loss	-	-	-	(613)	-	-	(613)

Reclassification of computer software (NOTE A)	-	-	-	-	(841)	-	(841)

Balance, August 31, 2019	$2,211	$70,774	$65,515	$87,931	$6,697	$-	$233,128

Accumulated depreciation

Balance, August 31, 2018	$-	$(1,997)	$-	$(2,956)	$(1,122)	$-	$(6,075)

Depreciation	-	(2,245)	-	(5,679)	(946)	-	(8,870)

Disposals	-	5	-	17	-	-	22

Reclassification of computer software (NOTE A)	-	-	-	-	265	-	265

Balance, August 31, 2019	$-	$(4,237)	$-	$(8,618)	$(1,803)	$-	$(14,658)

Cost

Balance, August 31, 2019	$2,211	$70,774	$65,515	$87,931	$6,697	$-	$233,128

Transition to IFRS 16	-	-	-	-	-	2,244	2,244

Additions (Note C)	1,864	22,316	46,847	7,597	1,335	2,220	82,179

Construction completed	-	71,663	(110,234)	37,851	720	-	-

Disposals	-	(517)	-	(436)	(75)	-	(1,028)

Impairment loss (Note D)	-	(37,214)	-	48	-	-	(37,166)

Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357

Accumulated depreciation

Balance, August 31, 2019	$-	$(4,237)	$-	$(8,618)	$(1,803)	$-	$(14,658)

Depreciation	-	(4,074)	-	(11,568)	(1,362)	(557)	(17,561)

Disposals	-	108	-	145	29	-	282

Balance, August 31, 2020	$-	$(8,203)	$-	$(20,041)	$(3,136)	$(557)	$(31,937)

Net book value

August 31, 2019	$2,211	$66,537	$65,515	$79,313	$4,894	$-	$218,470

August 31, 2020	$4,075	$118,819	$2,128	$112,950	$5,541	$3,907	$247,420

Most of the additions during the year ended August 31, 2020 were related to the expansion of the Company's facility located in Moncton (the "Moncton Campus").

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	18

A) Other - Computer Software

During the three months ended November 30, 2019, the Company determined that due to the increasing value of its computer software, it should be reclassified from property, plant and equipment to intangible assets.  Computer software has historically been included in the "other" category within property, plant and equipment due to its relatively insignificant value. The August 31, 2019 cost of $841 and accumulated amortization of $265 relating to computer software have been reclassified from property, plant and equipment to intangible assets (Note 10) as a result.

B) Right-of-Use Assets and Transition to IFRS 16

As described in Note 4, the Company adopted IFRS 16 effective September 1, 2019. As a result, certain lease obligations were capitalized as ROU assets on the transition date and depreciated for the year ended August 31, 2020.  ROU assets mostly comprise of office and warehouse space.

C) Reconciliation of property, plant and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant and equipment per the above table to the purchases of property, plant and equipment per the statements of cash flows:

	AUGUST 31, 2020	AUGUST 31, 2019
Additions	$82,179	$130,191

Additions related to IFRS 16 Leases	(2,220)	-
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(2,736)	(21,427)

Purchase of property, plant and equipment	$77,223	$108,764

D) Impairment

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the year ended August 31, 2020, management noted indicators of impairment and recorded impairments at an asset specific level.

Moncton Campus - Phase 4C (asset specific)

The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with a previously estimated cultivation capacity of 24,000 kg per annum, was indefinitely deferred during the three months ended May 31, 2020 based on available capacity and forecast market demand.  Phase 4C of the Moncton Campus has effectively been left partially completed and, due to the specialized and integrated nature of Phase 4C, without any foreseeable near-term use.  Management estimated the fair value less cost to dispose ("FVLCD") of Phase 4C to approximate the purchase cost of the land and movable equipment, which is $1,328.  As a result, the Company recognized an impairment loss of $37,749 in relation to this asset for the year ended August 31, 2020.  The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C. In addition, subsequently incurred and contractually committed future costs totaling $1,050 with respect to Phase 4C at August 31, 2020 were included in the impairment loss for the year ended August 31, 2020.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	19

10. INTANGIBLE ASSETS

	SUPPLY AGREEMENT	LICENSE AGREEMENT	COMPUTER SOFTWARE	TOTAL
Cost
Balance, August 31, 2018	$-	$-	$-	$-
Additions	1,530	-	-	1,530
Reclassification of computer software (NOTE A)	-	-	841	841
Balance, August 31, 2019	$1,530	$-	$841	$2,371

Accumulated amortization
Balance, August 31, 2018	$-	$-	$-	$-
Amortization	(32)	-	-	(32)
Reclassification of computer software (NOTE A)	-	-	(265)	(265)
Balance, August 31, 2019	$(32)	$-	$(265)	$(297)

Cost
Balance, August 31, 2019	$1,530	$-	$841	$2,371
Additions	-	198	1,232	1,430
Impairment (NOTE B)	(1,303)	-	-	(1,303)
Disposal	-	-	(32)	(32)
Balance, August 31, 2020	$227	$198	$2,041	$2,466

Accumulated amortization
Balance, August 31, 2019	$(32)	$-	$(265)	$(297)
Amortization	(195)	-	(202)	(397)
Balance, August 31, 2020	$(227)	$-	$(467)	$(694)

Net book value
August 31, 2019	$1,498	$-	$576	$2,074
August 31, 2020	$-	$198	$1,574	$1,772

A) Other - Computer Software

During the three months ended November 30, 2019, the Company determined that due to the increasing value of its computer software, it should be reclassified from property, plant and equipment to intangible assets.  Computer software has historically been included in the "other" category within property, plant and equipment due to its relatively insignificant value.  The August 31, 2019 cost of $841 and accumulated amortization of $265 relating to computer software have been reclassified from property, plant and equipment to intangible assets as a result.

B) Impairment

On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply of hemp (the "Supply  Agreement"). Pursuant to the Supply Agreement, the Company is to receive a 25% discount on the price per kilogram of dried hemp flower harvested that is purchased from 1812 Hemp. The term of the Supply Agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for an additional five-year period upon six months' notice. In addition, the Company has a right-of-first refusal on the future procurement of high cannabidiol (CBD) hemp from 1812. The Company paid $1,500 to 1812 Hemp plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes. During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions and as a result, 1812 Hemp had significantly scaled back operations.  Separately, the Company's forecast hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	20

11. LONG-TERM DEBT

	AUGUST 31, 2020	AUGUST 31, 2019

Bank of Montreal ("BMO") senior secured term loan ("Term Loan") maturing May 31, 2022 with principal repayments starting November 30, 2020 based on a 10 year amortization	$115,000	$50,000

Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	311	346

Vehicle loans - five year term maturing June 17, 2024	78	98

Deferred financing costs, net of loan modification loss on BMO Term Loan	(123)	(868)

	115,266	49,576

Less: current portion of long term debt	(11,595)	(3,509)

Long-term portion	$103,671	$46,067

BMO CREDIT FACILITY

On May 31, 2019, the Company entered into a credit facility with Bank of Montreal ("BMO") as lead arranger and agent and a syndicate including three other lenders. The facility consists of a $115,000 term loan ("Term Loan") and a $25,000 revolving credit facility ("Revolver", and together with the Term Loan, as amended, the "Facilities"), both of which mature on May 31, 2022. Included in the facility was an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of the Company and its subsidiaries. The proceeds of the Term Loan have been used to fund the Phase 4 and 5 expansions of the Moncton Campus and were also used to refinance the Company's long-term debt with Farm Credit Canada. The Revolver may be used for general corporate and working capital purposes.  Availability under the Revolver is based on a percentage of the Company's trade receivables at the end of each month and remains undrawn at August 31, 2020.

First Amendment

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan ("Amended Term Loan") from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020.  Prior to the Second Amendment, as described below, the financial covenants were to revert to the original structure on August 31, 2020.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the first amendment.

The amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the Facilities as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loss on debt restructuring based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate ("EIR") versus the present value of the original net cash flows discounted at the original EIR.  This loss of $831 has been recorded under financing costs in the statement of (loss) income and comprehensive (loss) income for the year ended August 31, 2020.

Second Amendment

On May 28, 2020, the Company further amended its Facilities ("Second Amendment") with BMO to: (i) extend the final draw deadline of the Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Amended Term Loan to November 30, 2020; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the "Conversion Date"); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Amended Facilities by an incremental $35 million.  The financial covenants will revert to the original structure, albeit at different ratios, on November 30, 2021.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the second amendment.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	21

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of (loss) income and comprehensive (loss) income for the three months ended May 31, 2020.

As part of the Second Amendment, the Company is also required to establish and maintain with BMO a cash collateral of $8,000 at all times.  As a result, the Company purchased a two-year GIC not redeemable before maturity, which is to be held by BMO as a pledged deposit.  Since the GIC is restricted from being exchanged or used for any other purpose for greater than one year, the Company has classified it as a restricted investment on the statement of financial position under non-current assets.

Pursuant to the agreed upon conditions of the Second Amendment, the Company drew down additional funds up to the $115,000 Term Loan commitment during June 2020.  Principal repayments on the Amended Term Loan will commence on November 30, 2020 at a rate of 2.5% per quarter of the total Amended Term Loan balance.  The Company may, at its discretion, repay the balance of the Amended Facilities without penalty, at any time.

Amendment and Restatement

Subsequent to the year-end, on November 27, 2020, the Company further amended its Facilities pursuant to an amended and restated credit agreement ("Amendment and Restatement") with BMO to: (i) reduce the Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Term Loan balance of $115,000; (ii) have repayments on the balance of the Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended November 30, 2020 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which is already inclusive of the $8,000 restricted investment currently outstanding.  The interest rate margin will be fixed from November 27, 2020 through to maturity on May 31, 2021.  The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the amendment and restatement.

Other Terms and Conditions

Under the terms of the Facilities, the Company can elect, at its sole discretion, to receive advances under the Amended Term Loan through certain availment options, which includes prime rate loans and bankers' acceptances with maturity dates between 28 and 182 days. The Company, therefore, has the choice to continuously roll over the bankers' acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended Facilities is a set margin over the above-noted availment options, which shall remain fixed until November 30, 2021, at which point it may subsequently increase or decrease based on a pricing grid linked to the Company's debt to EBITDA coverage at each quarter-end.

During the year ended August 31, 2019, the Company converted its $50,000 outstanding principal amount under the Term Loan to bankers' acceptances, which reduced the cash interest rate from 5.70% (EIR of 6.39%) as at May 31, 2019 to 4.46% (EIR of 5.18%) as at August 31, 2019.  In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms.

During the year ended August 31, 2020, the Company drew an additional $65,000 under the Term Loan, in three tranches, and similar to the initial draw noted above, converted the balances from prime rate loans to bankers' acceptances.  During the year ended August 31, 2020, the Company rolled over $115,000 of the Term Loan balance on a monthly basis through bankers' acceptances with an average cash interest rate of approximately 4.25%.  Based on the current availment option of bankers acceptances' the applicable margin rate is 3.75% above the applicable bankers acceptances' rate.

Transaction costs incurred with respect to the Amended Facilities have totaled $2,085 to date, which have been allocated against the Term Loan ($1,899) and Revolver ($186 split between prepaid assets and deferred charges).  The weighted-average effective interest rate for the Term Loan based on these capitalized transaction costs, the loan modification loss, and the current cash interest rate was approximately 4.3% at August 31, 2020.

The Facilities contain customary financial and restrictive covenants. At August 31, 2020, the Company was in compliance with these covenants.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	22

Principal repayments required on the long-term debt for the next five years as at August 31, 2020 are as follows:

Less than 1 year	$11,605
1 to 2 years	103,580
2 to 3 years	80
3 to 4 years	78
4 to 5 years	46
Thereafter	-
Total	$115,389

12. SHARE CAPITAL

(i) Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid and non-assessable.

(ii) Issued share capital

As at August 31, 2020, the Company's issued and outstanding share capital consisted of 194,511,061 (August 31, 2019 - 156,196,347) common shares with a stated value of $420,673 (August 31, 2019 - $318,125).

(iii) Issuances of share capital

At-the-market ("ATM") equity financing - December 2019 Offering

On December 4, 2019, the Company established an at-the-market equity program (the "December 2019 ATM Program") that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of common shares from treasury to the public. Common shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the December 2019 ATM Program were determined in the Company's sole discretion. All of the common shares issuable pursuant to the December 2019 ATM Program, were issued as of February 13, 2020. The Company has used, and intends to continue to use, the net proceeds of the December 2019 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness.  As common shares distributed in the December 2019 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the common shares through the December 2019 ATM Program were made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").

The Company issued 16,201,183 common shares during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per common share. Net proceeds realized were $52,885 after agents' commissions of $1,100, regulatory fees of $12, and legal and professional fees of $969. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

ATM equity financing - April 2020 Offering

On April 22, 2020, the Company established an at-the-market equity program (the "April 2020 ATM Program") that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of common shares from treasury to the public. Common shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the April 2020 ATM Program were determined in the Company's sole discretion. All of the common shares issuable pursuant to the April 2020 ATM Program, were issued as of June 8, 2020. The Company has used, and intends to continue to use, the net proceeds of the April 2020 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness.  As common shares distributed in the April 2020 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the common shares through the April 2020 ATM Program were made pursuant to the terms of an equity distribution agreement dated April 22, 2020 among the Company and the agents.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	23

The Company issued 14,035,278 common shares during the three months ended May 31, 2020 for gross proceeds of $31,069 at a weighted average price of $2.21 per common share. The Company subsequently completed its April 2020 ATM Program on June 8, 2020, by issuing the remaining shares under the ATM, which comprised of 7,044,951 common shares for gross proceeds of $17,915 at a weighted average price of $2.54 per common share.  In aggregate, the Company issued 21,080,229 common shares under the April 2020 ATM Program during the year ended August 31, 2020 for gross proceeds of $48,785 at a weighted average price of $2.31 per common share. Net proceeds realized were $47,112 after agents' commissions of $975, regulatory fees of $1, and legal and professional fees of $697. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Equity financing

On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for total gross consideration of $48,711 recorded to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consisted of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitled the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue costs were $3,678, with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These Warrants are measured at fair value at the date of grant. In determining the amount of reserve for the Warrants, the Company used the Black-Scholes option pricing model to establish the fair value of Warrants granted using the following assumptions:

Risk free interest rate %	1.6%
Expected life of Warrants (years)	1.5
Expected annualized volatility %	64.6%
Expected dividend yield %	-

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that the Warrants granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the Warrants. A forfeiture rate of zero percent was used as the Company anticipated all Warrants will be exercised.

During the prior fiscal year, all except for 347,432 Warrants were exercised prior to expiry on June 18, 2019 on a one-for-one basis.  The 347,432 Warrants that remained unexercised at the expiry time expired as a result. The Warrants were delisted from the TSX Venture Exchange on June 18, 2019.

Convertible debenture financing

On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $12,003, net of deferred tax of $4,902, related to the embedded conversion feature in the convertible debenture. Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $756, net of deferred tax of $305, charged to the reserve for options and warrants.

Conversion of debentures

For the year ended August 31, 2019, the Company issued 20,845,372 common shares at a price per share of $5.42 on the conversion of convertible debentures for an increase of $112,166 to share capital and a decrease of $11,247 to the reserve for options and warrants, respectively. This non-cash financing activity has been excluded from the Company's statement of cash flows as it did not provide or use any cash.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily volume-weighted average price ("VWAP") of the common shares exceeding $7.05 for any 10 consecutive trading days.  As of April 1, 2019, all of the convertible unsecured debentures issued were converted to common shares of the Company and no further liability or obligation exists with respect to the convertible unsecured debentures.

Share-based payments

On July 14, 2017, the Company entered into an advisory services agreement with a cannabis consultant that resulted in the grant of 125,000 common shares that vested over various service periods up to and including October 14, 2018. The fair value of the grant was measured based on the average monthly share price of the Company over the various tranches and vesting periods resulting in a cumulative expense of $539.  On October 23, 2017, the Company issued 50,000 common shares, of which 20,000 related to the advisory services agreement, as share consideration to the consultant and recognized $144 to share capital. During the year ended August 31, 2019, the Company settled the remaining balance of 105,000 common shares due to the consultant in the form of 41,000 common shares of the Company and 84,000 restricted stock units, which vest immediately, to purchase 84,000 common shares of the Company, which fully settled the Company's obligations relating to this agreement.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	24

Exercise of stock options

During the year ended August 31, 2020, 879,240 (August 31, 2019 - 2,167,864) share options were exercised at an average exercise price of $1.21 (August 31, 2019 - $1.92) for an increase of $1,786 (August 31, 2019 - $6,588) to share capital and a decrease to the reserve for options and warrants of $717 (August 31, 2019 - $2,418).

(iv) Warrants

During the year ended August 31, 2019, 7,739,205 Warrants were exercised at an average price of $4.00 for a value of $39,257 to share capital and a decrease to the reserve for options and warrants of $8,281. All the outstanding Warrants at June 18, 2019 that were not exercised into common shares prior to expiry on June 18, 2019 lapsed and therefore no further Warrants remain outstanding.

(v) Share-based compensation

On February 25, 2020 (the "Approval Date"), the Company's shareholders approved a new omnibus equity incentive plan (the "New Equity Incentive Plan") that governs grants made on or after the Approval Date.  Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company's 2011 stock option plan and its 2017 equity incentive plan (the "2017 Equity Incentive Plan"), however, no new grants may be made under such plans.

Stock options

The following table summarizes changes in the Company's outstanding stock options for the years ended August 31, 2020 and 2019:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2018	7,709,746	$2.10
Granted	3,589,500	$7.59
Exercised	(2,167,864)	$1.92
Cancelled / Forfeited	(298,188)	$6.41
Balance - August 31, 2019	8,833,194	$4.23
Granted	2,125,000	$3.21
Exercised	(879,240)	$1.21
Cancelled / Forfeited	(1,050,050)	$6.20
Balance - August 31, 2020	9,028,904	$4.06

The following is a summary of the outstanding stock options as at August 31, 2020:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Range of Exercise		Weighted Average Remaining
Prices	Quantity Outstanding	Contractual Life (years)	Quantity Exercisable

$0.30 - $1.48	1,440,599	4.7	1,376,683
$1.49 - $2.38	2,204,333	7.5	1,652,833
$2.39 - $4.65	2,069,854	7.9	1,217,504
$4.66 - $7.67	1,886,518	8.2	1,276,194
$7.68 - $11.27	1,427,600	8.7	949,900
	9,028,904	7.5	6,473,114

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.5 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory, for the year ended August 31, 2020 was $7,796 (August 31, 2019 - $14,894) of which $6,127 (August 31, 2019 - $10,036) related to the Company's stock option plan. The fair value of options granted during the year ended August 31, 2020 was $3,743 (August 31, 2019 - $13,848). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	25

The following is the range of assumptions for the years ended August 31, 2020 and 2019:

	AUGUST 31, 2020	AUGUST 31, 2019
Risk free interest rate	0.45% - 1.65%	1.20% - 2.42%
Expected life of options	5.0 - 6.0 years	5.0 -6.5 years
Expected annualized volatility	72% - 85%	64% -71%
Expected dividend yield	-	-
Forfeiture Rate	8.0% - 8.7%	7.3% - 8.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan

As of August 31, 2020, the Company has granted both restricted share units ("RSUs") and performance share units ("PSUs") under the 2017 Equity Incentive Plan and RSUs under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2018	145,200
Granted	879,635
Exercised	(182,473)
Balance - August 31, 2019	842,362
Granted	265,258
Exercised	(154,062)
Cancelled/Forfeited	(60,387)
Balance - August 31, 2020	893,171

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2020 was $1,037 (August 31, 2019 - $4,543), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one year for most grants. For the year ended August 31, 2020, $1,576 (August 31, 2019 - $3,475) has been recognized as share-based compensation expense.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	26

The following table summarizes the movements in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2019	-
Granted	142,187
Exercised	(15,502)
Balance - August 31, 2020	126,685

The estimated fair value of the equity settled PSUs granted during the year ended August 31, 2020 was $305 (August 31, 2019 - $nil), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2020. For the year ended August 31, 2020, $272 (August 31, 2019 - $nil) has been recognized as share-based compensation expense.

(vi) Earnings (Loss) per share

Earnings (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

Diluted (loss) income per share is calculated by dividing the applicable net (loss) income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic earnings per share, is as follows:

	AUGUST 31, 2020	AUGUST 31, 2019
Weighted average number of shares used in basic earnings per share	172,668,816	140,923,324
Options	4,540,182	5,194,827
Warrants	-	4,738,388
Restricted share units	727,275	684,534
Performance share units	126,685	-

Weighted average number of shares used in diluted earnings per share	178,062,958	151,541,073

The outstanding number and type of securities that could potentially dilute basic net (loss) income per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased (decreased) the net (loss) income per share (anti-dilutive) are as follows:

	AUGUST 31, 2020	AUGUST 31, 2019
Stock options	4,382,918	1,847,500
	4,382,918	1,847,500

13. OTHER LIABILITIES

The carrying value of other liabilities consists of:

	AUGUST 31, 2020	AUGUST 31, 2019
Contingent share consideration	231	1,117
Lease liabilities	2,617	-
	2,848	1,117

(i) Contingent share consideration

In connection with the Company's investment in alpha-cannabis® Pharma GmbH as described in Note 14, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. At August 31, 2020, the Company revalued the contingent liability and recorded a corresponding gain in the statement of operations of $886 for the year ended August 31, 2020 (August 31, 2019 - loss of $145).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	27

(ii) Lease liabilities

In connection with the Company's adoption of IFRS 16 effective September 1, 2019, lease liabilities were recorded as described in Note 3.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the lease of its existing 5,007 square feet of office space (the "Existing Premises") originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the "Additional Premises"). The term of the lease for Existing Premises will be extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025.  As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020.

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the currently contemplated terms, both parties have the mutual right to terminate the sublease upon six months' written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement has no impact on the amount of lease liabilities as it is a net investment in the sublease by the Company.

On July 16, 2020, the Company, as sublandlord, entered into a sublease agreement with a subtenant, pursuant to which the Company agreed to sublease 3,473 square feet of its rented premises for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the sub-landlord has a right to terminate the sublease upon six months' written notice to the subtenant, which shall not occur prior to April 30, 2021, whereas the subtenant have a right to terminate the sublease upon eight months' written notice to the sublandlord, which shall not occur prior to February 28, 2022.

The following is a continuity schedule of lease liabilities for the year ended August 31, 2020:

Balance, August 31, 2019	$-
IFRS 16 transition	2,219
Lease additions	2,220
Lease payments	(897)
Interest expense on lease liabilities	163
Balance, August 31, 2020	3,705
Current portion included in accounts payable and accrued liabilities	(1,088)
Long-term portion	$2,617

The undiscounted contractual payments relating to the current and future lease liabilities at August 31, 2020 is:

Less than 1 year	$1,553
1 to 2 years	1,049
2 to 3 years	1,045
3 to 4 years	998
4 to 5 years	768
Thereafter	606
Total	$6,019

Included in the undiscounted contractual payments relating to current and future lease liabilities above is the Additional Premises as noted above, the term of which will commences on September 1, 2020.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	28

14. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS	EVIANA HEALTH	HYASYNTH
	PHARMA GMBH	CORPORATION	BIOLOGICALS INC.
	(A)	(B)	(C)	TOTAL
Participating share (1)	25.0%	19.9%	43.4%
Balance, August 31, 2018	$-	$-	$-	$-
Additions	3,408	5,000	5,000	322
Transaction costs	160	73	89
Distributions	-	(374)	-	(374)
Share of net loss	(50)	(734)	(477)	(1,261)
Impairment loss	-	(950)	-	(950)
Foreign currency translation gain (loss)	(22)	(15)	-	(37)
Balance, August 31, 2019	$3,496	$3,000	$4,612	$11,108
Share of net loss	(75)	-	(1,112)	(1,187)
Impairment loss	-	(3,000)	-	(3,000)
Elimination of proportionate share of transactions with associates	(14)	-	-	(14)
Foreign currency translation gain (loss)	94	-	-	94
Balance, August 31, 2020 (2)	$3,501	$-	$3,500	$7,001

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants

Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two month lag since the Company does not have the same reporting date as its associates (for the year ended August 31, 2020, the Company utilized its associates' June 30, 2020 results)

a) alpha-cannabis Pharma GmbH

On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH ("ACG") pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term liability under other liabilities in the statement of financial position. Refer to Note 12 for further information.

Concurrent with the Company's investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

b) Eviana Health Corporation

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation ("Eviana") by way of private placement. Eviana is a Canadian Securities Exchange ("CSE") listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company's investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana's board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares of Eviana. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	29

Concurrent with the Company's investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana's annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order ("CTO") was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of fair value less costs to sell ("FVLCS") and value-in-use ("VIU").  An impairment loss of $3,000 has been included in the statement of (loss) income and comprehensive (loss) income for the year ended August 31, 2020.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement.  As of the date these financial statements were approved, the Company has not yet received its December 31, 2019 or June 30, 2020 interest payment on the Eviana convertible debenture.

c) Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on that date, Tranche 2 was issued on October 23, 2020 (as described below), and one additional tranche that may be issued based on the achievement of a specific milestone. Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth's board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures are convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity. Tranche 2 and 3 of the convertible debentures, each of which commits $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Subsequent to the year end, on October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.5% on a fully diluted basis.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	30

15. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

(i) Management and Board compensation

For the years ended August 31, 2020 and 2019, the Company's expenses included the following management and board compensation:

	AUGUST 31, 2020	AUGUST 31, 2019
Salaries and consulting fees	$2,953	$2,521
Share-based compensation	2,750	5,155
Total key management compensation	$5,703	$7,676

During the year ended August 31, 2020, 790,000 stock options (August 31, 2019 - 685,000) were granted to key management personnel at an average exercise price of $2.48 (August 31, 2019 - $4.75) and aggregate fair value of $1,794 (August 31, 2019 - $1,736).  In addition, during the year ended August 31, 2020, 211,981 RSUs (August 31, 2019 - 631,949), were granted to key management personnel with an aggregate fair value of $902 (August 31, 2019 - $3,002).  For the year ended August 31, 2020, 88,910 PSUs (August 31, 2019 - nil) were issued to key management personnel with an aggregate fair value of $191 (August 31, 2019 - $nil).

(ii) Significant transactions with associates

For the year ended August 31, 2020, the Company received no interest income (August 31, 2019 - $374) on its convertible debenture investment in Eviana as disclosed in Note 14, which is being recorded as distributions under the equity accounting method.

For the year ended August 31, 2020, the Company earned revenues of $52 (August 31, 2019 - $nil) on product sold to ACG, which has been proportionately eliminated from the consolidated financial statements based on the Company's proportionate share of investment in ACG.

16. CAPITAL MANAGEMENT

The Company considers its capital to consist of share capital, equity reserves, long-term debt, accumulated other comprehensive income, and retained earnings, which is disclosed in the August 31, 2020 consolidated statement of financial position as $414,793 (August 31, 2019 - $376,582).  Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued.  Accumulated other comprehensive income is entirely comprised of foreign currency translation gains and losses recorded on the Company's investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its expansion and construction of its facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company defines or manages capital during the period.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	31

•  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $115,389 based on the face value of debt outstanding, which carries a floating interest rate.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At August 31, 2020, the probability of achieving the milestones was estimated to be 68% and the discount rate was estimated to be 20%.  If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $33.  If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $12.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii) Financial risk factors

The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loans receivable, and restricted investment on the statement of financial position at August 31, 2020 approximates $99,736 (August 31, 2019 - $65,385).

As of August 31, 2020, the Company's aging of trade receivables was as follows:

	AUGUST 31, 2020	AUGUST 31, 2019
0-60 days	$11,023	$11,748
61-120 days	73	152
Gross trade receivables	$11,096	$11,900
Less: Provision for doubtful accounts	(13)	(268)
	$11,083	$11,632

(ii) Liquidity risk - The Company's liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2020, the Company had $24,600 (August 31, 2019 - $47,555) of cash and working capital of $141,123 (August 31, 2019 - $152,417).  Further, the Company may further consider accessing equity capital through the capital markets.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$17,486	$17,486	$17,486	$-	$-	-
Long-term debt	115,266	115,388	11,605	103,660	123	-
Interest payments	-	7,729	4,682	3,047	-	-
	$132,752	$140,603	$33,773	$106,707	$123	$-

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's Moncton Campus expansion plans, the Company is contractually committed to approximately $1,600 of capital expenditures.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	32

(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at August 31, 2020 pursuant to the variable rate loans described in Note 11. A 1% change in benchmark interest rates will increase or decrease the Company’s interest expense by $1,150 (August 31, 2019 - $500) per year.

18. REVENUE

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Revenues for the years ended August 31, 2020 and 2019 are disaggregated as follows:

	AUGUST 31, 2020	AUGUST 31, 2019
Adult-use recreational wholesale revenue (Canadian)	$73,938	$85,018
Wholesale to Licensed Producers revenue (Canadian)	15,184	709
Direct to patient medical revenue (Canadian)	10,748	11,192
International (business to business)	3,272	98
Other revenue	245	530
Gross revenue	$103,387	$97,547
Excise taxes	(16,592)	(17,134)
Net revenue	$86,795	$80,413

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the year ended August 31, 2020, the Company had three customers (August 31, 2019 - two customers) that individually represented more than 10% of the Company's net revenue.

19. COST OF SALES

Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead. For the three months ended November 30, 2019, the Company determined that the classification of indirect production is more accurately reflected as and most comparable to industry peers as a component of cost of sales rather than a separate line in the statement of operations.  As a result, indirect production of $4,733 has been reclassified from indirect production to cost of sales for the year ended August 31, 2019 to conform to the current period presentation. This change in presentation has no impact on gross margin before fair value adjustments.

During the year ended August 31, 2020, the Company recorded write-downs and provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $35,584 (August 31, 2019 - $4,733), which are detailed in Note 8.

During the year ended August 31, 2020, the Company recorded charges of $6,095 (August 31, 2019 - $nil) related to a reduced workforce due to COVID-19, which was comprised of $5,048 in plant culling, $1,047 mostly related to lump-sum payments paid to temporarily laid-off workers.  The Company also recorded $5,434 (August 31, 2019 - $nil) in charges for unabsorbed fixed overhead related to reduced production volumes.  These charges were expensed to cost of sales.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	33

20. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia (the "Court") seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved.  On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects.  As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding.  On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal's decision with the Supreme Court of Canada.  On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is contesting what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements as the Company has not yet determined a reasonable estimate of the cost to resolve this class action.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen's Bench in Alberta (the "Alberta Claim") seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies however it makes allegations with respect to the content of THC and CBD in the companies' products. The proposed action is not certified.  The Company has reported the Alberta Claim to its insurers.

21. OPERATING SEGMENTS

The Company previously operated in two operating segments - production and sale of cannabis and patient counselling, operating as Trauma Healing Centers, Incorporated ("THCI"). THCI was disposed of on October 16, 2018 (see Note 24). As a result, the Company currently operates in only one operating segment, the production and sale of cannabis. All assets for the production and sale of cannabis segment are domiciled within Canada and effectively all revenues are generated in Canada, except those revenues disclosed in Note 18.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	34

22. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE (EXCLUDING DISCONTINUED OPERATIONS

	AUGUST 31, 2020	AUGUST 31, 2019
Office and general	$11,819	$7,942
Wages and benefits	7,611	4,443
Professional fees	5,367	4,636
Depreciation and amortization	1,510	664
Research and development	1,269	409
Travel and accommodation	383	456
Utilities	37	43
Total general and administrative expenses	$27,996	$18,593

23. INCOME TAXES

There are no current income taxes payable or recoverable for the years ended August 31, 2020 and 2019.

Components of deferred income tax expense are as follows:

	AUGUST 31, 2020	AUGUST 31, 2019

Origination and reversal of temporary differences	$(37,875)	$1,987
Change in tax rate and rate differences	421	281
Change in unrecognized temporary differences	27,245	1,349
Prior period adjustments	(262)	12
Total income tax (recovery) expense	$(10,471)	$3,629

A reconciliation of income tax expense at the statutory rate to amounts recorded in the consolidated financial statements is provided below.

	AUGUST 31, 2020	AUGUST 31, 2019

Income (loss) from continuing operations before income taxes	$(146,628)	$(5,875)
Statutory income tax rate	29.0%	29.0%

Tax calculated at statutory rate	(42,522)	(1,704)
Non-deductible (non-taxable) items	2,643	3,742
Difference between current and future tax rates	421	281
Benefit of deductible temporary differences not recognized	27,245	1,349
Effect of tax rates in other jurisdictions	2,016	-
Other	(274)	(39)
Income tax (recovery) expense per financial statements	$(10,471)	$3,629

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	35

Recognized deferred tax assets and liabilities consist of the following:

	AUGUST 31, 2020	AUGUST 31, 2019
Deferred tax assets are attributable to the following:
Non-capital losses	$6,670	$10,708
Lease liabilities	1,038	-
Deferred tax assets	7,708	10,708
Set-off of tax	(7,708)	(10,708)
Net deferred tax asset	$-	$-

Deferred tax liabilities are attributable to the following:
Long-term assets	$(961)	$(4,983)
Biological assets	(170)	(961)
Inventories	(5,367)	(15,200)
Right-of-use lease assets	(1,096)	-
Other	(114)	(35)
Deferred tax liabilities	(7,708)	(21,179)
Set-off of tax	7,708	10,708
Net deferred tax liability	$-	$(10,471)

The changes in temporary differences during the years ended August 31, 2020 and 2019 were as follows:

	NET BALANCE AT AUGUST 31, 2019	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2020

Non-capital losses	$10,708	$(4,039)	$-	$6,669
Share issuance costs	-	-	-	-
PP&E	(4,983)	4,022	-	(961)
Biological assets	(961)	791	-	(170)
Inventories	(15,200)	9,833	-	(5,367)
Lease liabilities	-	1,038	-	1,038
Right-of-use lease assets	-	(1,096)	-	(1,096)
Other	(35)	(78)	-	(113)
Net tax assets (liabilities)	$(10,471)	$10,471	$-	$-

	NET BALANCE AT AUGUST 31, 2018	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2019

Non-capital losses	$8,604	$2,723	$(619)	$10,708
Share issuance costs	1,657	-	(1,657)	-
PP&E	(1,275)	(3,708)	-	(4,983)
Biological assets	(3,307)	2,346	-	(961)
Inventories	(10,385)	(4,815)	-	(15,200)
Unsecured convertible debentures	(3,306)	(108)	3,414	-
Other	32	(67)	-	(35)
Net tax assets (liabilities)	$(7,980)	$(3,629)	$1,138	$(10,471)

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	36

At August 31, 2020, the Compansy has non-capital loss carryforwards available to offset future taxable income in Canada, which expire as follows:

AUGUST 31, 2020

August 31, 2035	$1,070
August 31, 2037	11,727
August 31, 2038	14,296
August 31, 2039	16,746
August 31, 2040	81,205
$125,044

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met.  The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	AUGUST 31, 2020	AUGUST 31, 2019

Deductible temporary differences	$17,348	$12,010
Tax losses	102,183	3,809
	$119,531	$15,819

24. LICENSING AGREEMENT

On October 4, 2016, the Company entered into a licensing agreement with Swear Net Inc. (the Trailer Park Boys Inc. "TPB") for an exclusive product and branding partnership superseded by a licensing agreement with TPB dated April 15, 2020 and terminated on September 14, 2020 subject to transitionary licensing provisions until April 30, 2021. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. The fee is being recognized over the life of the agreement of five years as services are delivered. For the year ended August 31, 2020, $22 (August 31, 2019 - $99) has been amortized to share-based compensation and $32 (August 31, 2019 - $32) has been amortized to selling and marketing expenses. At August 31, 2020, the Company has recorded the current portion of the cash payment and stock options fee of $57 (August 31, 2019 - $89) as a prepaid expense and the long-term portion of the fee of $2 (August 31, 2019 - $24) in deferred charges on the consolidated statements of financial position.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met. As of August 31, 2020, these conditions have been met. For the year ended August 31, 2020, $51 has been expensed (August 31, 2019 - $51) to share-based compensation. At August 31, 2020, the Company has recorded the current portion of the stock options fee of $51 (August 31, 2019 - $51) as a prepaid expense and the long-term portion of the fee of $4 (August 31, 2019 - $55) in deferred charges on the consolidated statements of financial position.

25. GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Under this program, the Company applied for a wage subsidy of $7,883 for the period March 15, 2020 to August 29, 2020, which has been included as government subsidies in the statements of (loss) income and comprehensive (loss) income.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	37

26. OPERATIONS OF TRAUMA HEALING CENTERS

THCI previously offered a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.  On October 16, 2018, the Company sold THCI to Harvest Medicine ("HMED"). HMED is a wholly owned subsidiary of VIVO Cannabis Inc. ("VIVO"). The transaction resulted in HMED acquiring 100% of the issued and outstanding shares of THCI from the Company. The total purchase price for the shares was $1,141 which was satisfied by the issuance of 864,678 common shares in the capital of VIVO at a share price of $1.32. This non-cash investing activity has been excluded from the statement of cash flows as it did not use or provide any cash. The derecognized assets and liabilities on October 16, 2018 were as follows:

Derecognized assets and liabilities
Cash	$96
Accounts receivable	140
Other current assets	9
Property, plant and equipment	86
Goodwill	880
Trade and other payables	(70)
Net assets disposed	$1,141

Fair value of consideration received	$1,141
Gain/(loss) on disposal	-

During the fourth quarter of fiscal year 2018, management decided to divest the operations of THCI. Consequently, assets and liabilities allocable to THCI were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THCI have been eliminated from profit or loss from the Company's continuing operations and are shown as a single line item in the statements of income (loss) and comprehensive income (loss).

Operating income (loss) of THCI and the loss from re-measurement of assets and liabilities classified as discontinued operations are summarized as follows up to the date of disposal (see below):

FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018
Revenue
Sales	$138
Cost of sales	54
Gross margin from discontinued operations	84

Expenses
General and administrative	75
Total expenses	75
Investment income (expense)	-

Income (loss) from operations	$9
Loss on remeasurement to fair value less costs to sell	(47)
Loss on discontinued operations	$(38)

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	38

Cash flows generated by THCI for the reporting periods are summarized as follows:

FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16,2018
Operating activities	$(35)
Investing activities	-
Cash used by discounted operations	$(35)

27. SUBSEQUENT EVENTS
i) Hyasynth Tranche 2 convertible debentures issuance
On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.5% on a fully diluted basis as of October 23, 2020.

ii) Unit offering

On November 12, 2020, the Company closed an underwritten public offering of 37,375,000 units of the Company at a price of $1.85 per unit, including a full exercise of the over-allotment option, underwritten by a syndicate of underwriters led by Canaccord Genuity Corp., for total gross proceeds of $69,144.  Each unit is comprised of one Common Share of the Company and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a "Warrant").  Each Warrant will be exercisable to acquire one common share of the Company (a "Warrant Share") for a period of three years following the closing date of the Offering at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events.  The Company expects to use the net proceeds from the Offering to repay indebtedness and for working capital and other general corporate purposes.

iii) Credit facility amendment and restatement

On November 27, 2020, the Company further amended its Facilities pursuant to an amended and restated credit agreement ("Amendment and Restatement") with BMO to: (i) reduce the Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Term Loan balance of $115,000; (ii) have repayments on the balance of the Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended November 30, 2020 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which is already inclusive of the $8,000 restricted investment currently outstanding.  The interest rate margin will be fixed from November 27, 2020 through to maturity on May 31, 2021.  The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the amendment and restatement.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	39